Mail Stop 3561

June 22, 2006

Mr. Humphrey P. Polanen
Chief Executive Officer
Sand Hill IT Security Acquisition Corp.
3000 Sand Hill Road
Building 1, Suite 240
Menlo Park, CA 94025

      Re: Sand Hill IT Security Acquisition Corp.
             Item 4.02 Form 8-K
             Filed June 21, 2006
             File No. 000-50813

Dear Mr. Polanen:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please revise your disclosure to identify all of the financial statements that should no longer be relied upon, including each of the specific interim financial statement periods that required restatement. We note that you identified that the Form 10-QSB for the period ended March 31, 2006 and the Form 10-KSB for the year ended December 31, 2005 should no longer be relied upon and were restated. However, the disclosure should be revised to address all of the periods that were restated in the 10-KSB, including the quarterly periods ended March 31, 2005, June 30, 2005 and September 30, 2005.

2. Please revise the disclosure to provide a brief description of the information provided by your independent accountant, including the reasons why the financial statements required restatement. Note that a statement to the effect that the Company was informed by the accountant that it may need to reclassify certain amounts in its financial statements is insufficient.

3. Please remove the last sentence of first paragraph of your disclosure, which could be misinterpreted to imply that the Company's management is not responsible for the accuracy of the financial statements.

4. Please obtain and file an Exhibit 16 letter from your independent accountant stating whether the accountant agrees with your revised Item 4.02(b) disclosures, or the extent to which the accountant does not agree. Refer to Item 4.02(c) of Form 8-K.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. If you have any questions, please call Raquel Howard at (202) 551-3291.

Sincerely,

Raquel Howard
Staff Accountant

cc: Gregory J. Schmitt, Esq.
     Fax (214) 855-4300